Exhibit (a)(4)

CERTIFICATE OF AMENDMENT

OF

DAILY MONEY FUND

1. The name of the Trust has been amended. The new name of the Trust is:

  Fidelity Oxford Street Trust

2. The business address and the registered office of the Trust and of the registered agent of the Trust for service of process is:

  Delaware Corporation Organizers, Inc.
  1201 N. Market Street
  Wilmington, DE  19899-1347

3. This certificate shall be effective upon filing.

4. Notice is hereby given that the Trust is a series Trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally.

This Certificate is executed this 11th day of March, 1999, in the City of Boston and the Commonwealth of Massachusetts.

      By: /s/Robert C. Pozen
             Robert C. Pozen
             Trustee